SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE ANNOUNCES INTENTION TO VOLUNTARILY TERMINATE

SEC REPORTING OBLIGATIONS

April 26, 2020

TORONTO, ON, CANADA - Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN; OTCPK: SNIPF), announces it will voluntarily file a Form 15F with the United States Securities and Exchange Commission (the "SEC") to terminate the registration of its common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and its corresponding reporting obligations under Section 13(a) of the Exchange Act.

Management of the Company is of the view that the costs associated with continuing the registration and reporting under the Exchange Act outweigh the benefits received by the Company from maintaining its registration.

The termination will become effective 90 days after the date of filing of the Form 15F with the SEC, or within such shorter period as the SEC may determine. Upon filling of the Form 15F, the Company's reporting obligations under the Exchange Act will be immediately suspended, including its obligations to file annual reports on Form 20-F and reports on Form 6-K.

The Company's common shares are currently quoted on the OTC Pink marketplace, operated by OTC Markets Group Inc. After filing of the Form 15F, the Company expects its common shares to continue to be quoted on the OTC Pink marketplace under the ticker symbol "SNIPF".

The Company's shares will continue to trade on the TSX-V under ticker symbol “SPN”, and the Company will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. All of the Company's filings can be found at the SEDAR website at www.sedar.com.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. Snipp is ranked amongst the top 500 fastest growing companies in North America on Deloitte’s Technology Fast 500™, for the third year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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